Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217
April 6, 2006
VIA EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Goodrich Corporation
Form 10-K for the year ended December 31, 2005
Filed February 22, 2006
File No. 001-00892
Dear Ms. Cvrkel:
Set forth below are the responses of Goodrich Corporation to comments of the staff (the Staff) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated March 27, 2006 (the Comment Letter) relating to Goodrich Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.
For your convenience, the Staff’s comments are set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Ms. Linda Cvrkel
April 6, 2006

Annual Report on Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
2005 Summary Performance, page 27
1.	Please provide further details concerning the reserves related to the A380 actuation system. Specifically provide amounts for each charge including the obsolete inventory, supplier claims, impaired assets and tell us where these are reported in your financial statements. Please include journal entries recorded in your response. We may have further comments.

Response:

Due to performance and cost issues with the original design of the A380 actuation system motor drive electronics Qualification Standard (QS) units, our Actuation Systems business made the decision to re-design the unit to address these issues. The re-designed Production Standard (PS) units will be qualified for flight and entry into service prior to the aircraft’s first production deliveries. As a result of the re-design in 2005, all QS units shipped to Airbus will be replaced with a PS unit, and we recorded a pre-tax charge of $16.2 million for the following issues:
•	$9.4 million for the estimated cost of the retrofit from the QS to the PS standards for units shipped to Airbus;

•	$4.2 million for obsolete and surplus inventory which was no longer usable due to the design changes;

•	$1.6 million for asset impairments for machinery and equipment used for the QS units which had no further use due to the design changes; and

•	$1 million for supplier claims for contractual arrangements due to the change in design.
The $16.2 million charge was reported in segment operating income in the Airframe Systems Segment.

Ms. Linda Cvrkel
April 6, 2006

The journal entry to record the charge for the above issues by our financial statement captions is as follows:

		(in millions of U.S. Dollars)
Debit	Selling and administrative costs	$16.2
Debit	Income taxes payable	5.7

Credit	Accrued expenses		$10.4
Credit	Inventory		4.2
Credit	Property, plant and equipment		1.6
Credit	Income tax expense		5.7
We note that the charge should have been recorded as Cost of Sales. We will reclassify the amount from Selling and Administrative Cost to Cost of Sales in applicable future filings.
Results of Operations, page 29
Partial Settlement with Northrop Grumman, page 30
2.	Please explain the partial settlement agreed to with Northrop Grumman. Specifically identify liabilities you assumed, any liabilities you expect to incur above those assumed, amounts still under dispute with Northrop Grumman and other relevant liabilities, receivables, and charges incurred relating to the settlement. Please include journal entries recorded in your response and fully explain the nature of the dispute and when final resolution of all matters with Northrop is expected, including settlement of liabilities assumed. We may have further comments.

Response:

In October 2002, we acquired TRW Inc.’s aeronautical systems businesses. Under the purchase agreement, Northrop Grumman (which has acquired TRW) agreed to retain certain liabilities relating to the acquired businesses. On December 27, 2004, we entered into a partial settlement agreement with Northrop Grumman under which Northrop Grumman paid us $99 million to settle certain claims we had against Northrop Grumman under the purchase agreement relating to customer warranty and contract claims for products that were designed, manufactured or sold by TRW prior to the acquisition, as well as certain other miscellaneous claims. Pursuant to the terms of the settlement agreement, we assumed liabilities for future customer warranty and other contract claims for products that were designed, manufactured or sold by TRW prior to the acquisition. We did not settle or release any claims relating to the Airbus A380 actuation system development program. In addition, Northrop Grumman continues to remain liable for other liabilities under the purchase agreement, including certain environmental, employee, indebtedness, intellectual property, asbestos, litigation, products liability, tax, and export/import fine obligations. We do not expect that the claim relating to the A380 actuation system development program will be resolved until after the system has been flight certified and all potential costs relating to this claim are known.

Ms. Linda Cvrkel
April 6, 2006

The December 2004 journal entry to record the partial settlement with Northrop Grumman was as follows:

		(in millions of U.S. Dollars)
Debit	Cost of sales	$23.4
Debit	Cash	99.0
Debit	Income taxes payable	8.2

Credit	Accounts receivable-from Northrop Grumman		$50.7
Credit	Other non-current liabilities-warranty		71.7
Credit	Income tax expense		8.2
We expect that the liabilities assumed by us pursuant to the settlement agreement with Northrop Grumman will be resolved before the end of 2011. Since the warranty retrofits are not safety critical, they are reworked as the parts are returned for repair or overhaul rather than being actively recalled. Thus, the timing of the return of units is dependent upon the aircraft flying hours and the elapsed time from the original unit installation or the previous overhaul.
Year Ended December 31, 2005 Compared with Year Ended December 31, 2004, page 31
3.	In future filings, where changes in revenue and expense amounts are related to several factors, each significant factor should be separately quantified and discussed. For example, please quantify and discuss each of the factors contributing to the decrease in general and administrative costs listed on page 31, the tax litigation costs, information technology costs, and incentive compensation costs.

Response:

We will quantify and discuss significant revenue and expense items in future filings as requested.

Ms. Linda Cvrkel
April 6, 2006

Notes to Consolidated Financial Statements, page 73
Note 1. Significant Accounting Policies, page 73
Inventories, page 73
4.	Please provide further details on pre-production costs capitalized to inventory. Explain the nature of the costs and the literature that supports your accounting treatment. We may have further comments.

Response:

We account for pre-production costs related to qualifying long-term contracts in accordance with the American Institute of Certified Public Accounting Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” paragraphs 68 through 75. The majority of pre-production costs are associated with commercial aircraft nacelle systems and thrust reversers.

These pre-production costs include:
•	engineering to design the specific product configuration in accordance with customer specifications,

•	design and manufacturing costs to produce product-specific tooling, and

•	costs to manufacture customer required test components and engineering analyses to test and certify the specific design to satisfy the requirements of appropriate government aircraft certifying agencies.
Pre-production costs are incurred from the inception of the contract until the product is certified by the Federal Aviation Authority (FAA) or equivalent foreign authority.

All engineering costs to develop materials or processes that are general in nature and are not specific to the performance of a particular contract are recorded as research and development costs and are expensed in the period incurred. In addition, pre-contract costs (e.g. bid and proposal costs) are expensed in the period incurred.

Ms. Linda Cvrkel
April 6, 2006

Participation Payments, page 75
Note 13. Other Assets, page 92
5.	We note from your disclosure in Note 13 that the balance of participation payments increased from $23.8 million at December 31, 2004 to $118.1 million at December 31, 2005. You also disclosed in Note 13 that the increase is primarily due to contracts for aircraft component delivery programs. We further note that these payments are made to OEMs to obtain a secured position on aircraft programs and are made under contractual agreements. In this regard, please tell us the nature of the program in appropriate detail. Discuss why it is appropriate to capitalize these payments and the accounting literature upon which you relied. Address in your response whether the participation payment amounts disclosed in Note 13 reflect for each year presented, the full amount of participation payments that will be made over 10 years. Also, advise us of your rationale supporting your amortization method. Please revise your disclosure in future filings to fully explain the nature of these contracts and the related impact on your financial statements. Please include your proposed disclosure in your response. We may have further comments after reviewing your response.

Response:

Nature of the program

During 2005, our aerostructures business entered into a contract to design, manufacture, integrate and provide aftermarket support for the nacelles of an aircraft delivery program. We are required to make cash payments to the manufacturer of the aircraft under the terms of the contract that provides us with a long-term secured position on the aircraft program. This position can provide revenues over periods up to 20 to 30 years based on past commercial aircraft program lives. The contract provides an exclusive supplier position to the original equipment manufacturer. Revenues from aftermarket parts are protected due to the significant costs that would have to be incurred by another supplier to certify a part and induce an aircraft operator to changeover to a new supplier.

Accounting literature support for capitalization

Participation payments represent an initial direct cost of securing the contract. Therefore, we believe they should be capitalized and amortized over the contract term. We believe our position is consistent with the treatment of other direct costs of acquiring revenue producing arrangements such as analogous to those addressed in Statement of Financial Accounting Standards No. 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” and Financial Accounting Standards Board Technical Bulletin 90-1 “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” (FTB 90-1).

Ms. Linda Cvrkel
April 6, 2006

It is also our position that participation payments are investments that are directly attributable to generating future revenues and returns sufficient to fully recover the costs incurred. We believe these costs meet the definition of an asset as stated in Concepts Statement 6 “Elements of Financial Statements”. The costs incurred give rise to probable future economic benefits obtained or controlled by the provider as follows:
•	Probable future benefit — Sales, which are directly attributable to the contract secured with these payments, of original equipment to the aircraft manufacturer will be sufficient to recover costs and generate profit. Quantities are estimable and the selling price is known.

•	Obtaining and controlling access — Our sourcing position allows us to obtain and control access to the aircraft program.

•	The event has already occurred — We have been awarded a long-term secured position on the aircraft program by providing the participation payment.
We also considered Emerging Issues Task Force 01-9 (EITF 01-9), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”. The task force considered circumstances under which up-front non-refundable consideration given by a vendor to a customer should be recognized as an asset of the vendor rather than an immediate charge in the vendor’s income statement. However, no consensus was reached and further consideration was discontinued by the task force.

The full amount of the participation payments that will be made over 10 years is included in our financial statements.

Rationale for amortization method

Participation payments are amortized over the estimated number of production units to be shipped over the program’s production life, which reflects the pattern in which the economic benefits of the participation payments are consumed. The amortization method is consistent with the amortization methods prescribed by the FTB 90-1. We believe that our method of amortization best matches costs with the applicable revenue generated from the contract.

Ms. Linda Cvrkel
April 6, 2006

Revised disclosure

Following is our revised disclosure which we propose to include in future filings.

Participation Payments. Certain businesses in the Company make cash payments under long-term contractual arrangements to original equipment manufacturers (OEM) or system contractors in return for a secured position on an aircraft program. Participation payments are capitalized when a contractual liability has been incurred, as Other Assets and are amortized to Cost of Sales. Participation payments are amortized over the estimated number of production units to be shipped over the program’s production life which reflects the pattern in which the economic benefits of the participation payments are consumed. At December 31, 2005 and 2004, the carrying amount of participation payments was $118.1 million and $23.8 million, respectively. The carrying amount of participation payments is evaluated for recovery at least annually or when other indicators of impairment occur such as a change in the estimated number of units or the economics of the program. If such estimates change, amortization expense is adjusted and/or an impairment charge is recorded, as appropriate, for the effect of the revised estimates. No such impairment charges were recorded in the years ended December 31, 2005, 2004 or 2003.
Note 24. Stock-Based Compensation, page 123

Performance Units, page 126
6.	Please clarify your policy for recognizing compensation expense on the issuance of performance units. We note that you currently recognize the expense as the performance criteria are met. Tell us if you consider the probability of the performance condition being met and recognize compensation expense accordingly. Please refer to the guidance in 123 and 123R and advise.

Response:

Performance units, which have a three-year term, are granted to senior management. During the term, the number of units is increased for dividends on each dividend payment date. At the end of the three-year term, the aggregate value of the performance units, as adjusted for performance criteria, is paid to the participants in cash based upon the market value of our stock on the last day of the three-year term.

Ms. Linda Cvrkel
April 6, 2006

In accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” we have accounted for the units as liability awards. As such, the liability at each quarter and year end is determined by multiplying the period end stock price by our estimate of the total number of units to be awarded at the end of the three year term of the award. Our estimate considers the probability that the performance criteria are met.
***
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact either me at 704-423-5571, or Toni Drda at 704-423-3466, with any questions you may have. Our fax number is 704-423-7076.
Sincerely,
/s/ Scott A. Cottrill
Scott A. Cottrill
Vice President and Controller
Principal Accounting Officer

cc:	Marshall O. Larsen
Scott E. Kuechle